Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Toro Company:

We consent to the incorporation by reference in the Registration Statements (Nos. 033-59563, 333-11860, 333-100004, and 333-119504) on Form S-8 of The Toro Company, of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4a — schedule of delinquent participant contributions for the year ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of The Toro Company Investment, Savings, and Employee Stock Ownership Plan.

/s/ KPMG LLP

Minneapolis, Minnesota
June 29, 2015